mike blankenship

Managing Partner

1.713.651.2678

MBlankenship@winston.com

August 14, 2023

SiSi Cheng

Kevin Woody

Thomas Jones

Jay Ingram

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	INNO HOLDINGS INC.
Registration Statement on Form S-1
Filed July 26, 2023
File No. 333-273429

Ladies and Gentlemen:

On behalf of our client, INNO HOLDINGS INC. (the “Company”), we are writing to submit the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered on August 11, 2023, with respect to the above referenced filing.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Reference is made to the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company on July 26, 2023.

Prospectus Summary, page 3

1.	Please revise the prospectus summary to include the disclosure mentioned in the penultimate risk factor on page 22 that you do not believe the cash and cash equivalents on hand as of March 31 2023 will be sufficient to fund your operations and capital expenditure requirements for the next twelve months from the date the condensed consolidated financial statements are issued and the substantial doubt about your ability to continue as a going concern.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 14 of the Registration Statement to address the Staff’s comment.

August 14, 2023 Page 2

2.	Please revise the prospectus summary to disclose your revenue and net losses for the fiscal years ended September 30, 2021 and September 30, 2022 and for the six months ended March 31, 2023.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 4 of the Registration Statement to address the Staff’s comment.

Summary Historical Financial Information, page 16

3.	The amount of SG&A exclusive of depreciation presented on page 16 does not appear consistent with the amount presented in your income statement on page F-4. Please revise.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 16 of the Registration Statement to address the Staff’s comment.

4.	The March 31, 2023 balance sheet data presented on page 16 do not appear consistent with the amounts presented in your balance sheet on page F-2. Please revise.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 16 of the Registration Statement to address the Staff’s comment.

Risk Factors, page 18

5.	We note the exclusive forum provision in Article XI of Exhibit 3.6. Please include a risk factor to describe the impact of this provision on shareholders. In addition, disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, please note that while Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision in this context, and to state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 33 and 34 of the Registration Statement to address the Staff’s comment.

August 14, 2023 Page 3

Revenues, page 42

6.	Please tell us, with a view to disclosure, why the amount of your backlog as of March 31, 2023 in this document changed from the amount as of March 31, 2023 on page 42 in your prior document.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 43 of the Registration Statement to address the Staff’s comment. After considering an estimation of order adjustments, the Company changed an exact number in prior document to a range in this document.

Description of Securities, page 97

7.	Please expand the disclosure in this section to discuss the exclusive forum provision in Article XI of Exhibit 3.6.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 98 and 99 of the Registration Statement to address the Staff’s comment.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies Going Concern, page F-7

8.	You disclose in Risk Factors on page 22 that you do not believe the cash and cash equivalents on hand as of March 31 2023 will be sufficient to fund your operations and capital expenditure requirements for the next twelve months from the date the condensed consolidated financial statements are issued, and that the uncertainties surrounding your ability to access capital when needed create substantial doubt about your ability to continue as a going concern. Please incorporate this disclosure into your discussion of your liquidity and capital resources, and within Note 2 on pages F-7 and F-27 as required by ASC 205-40-50.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 47, F-7, F-8 and F-27 of the Registration Statement to address the Staff’s comment.

General

9.	Please ensure that the legal opinion and filing fee table reconcile to the disclosure in your prospectus. In this regard. we note the disclosure on the cover page that the registration statement of which this prospectus is a part also covers the underwriters’ warrants and the common shares issuable upon the exercise thereof. However, the warrants are not included in the filing fee table. Also, exhibit 5.1 does not include an opinion on the legality of the warrants being offered.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that it has filed a revised Exhibit 107 and has filed a revised opinion attached as Exhibit 5.1 to the Registration Statement to address the Staff’s comment.

* * * * * * *

August 14, 2023 Page 4

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael Blankenship
Michael Blankenship

cc:	Dekui Liu, Chief Executive Officer, INNO HOLDINGS INC.